FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of August, 2003
                 -------------

Commission File Number  0-29382
                       --------

                          Minefinders Corporation Ltd.
                         ------------------------------
                 (Translation of registrant's name into English)

     Suite 2288, 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Canada
    ------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F     Form 40-F X
                                                ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes         No X
                                       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

                       [COMPANY LOGO AND PHOTOGRAPHS OMITTED]

                          MINEFINDERS CORPORATION LTD.
                        2ND QUARTER 2002 FINANCIAL REPORT

[PHOTOGRAPH OMITTED]

Advancing the Dolores Project

Dolores is Minefinders flagship property. The project hosts a large gold & silver resource, which continues to increase with additional drilling. Current work on the project includes infill and resource expansion drilling, as well as a full suite of metallurgical, environmental and engineering testwork in preparation for final feasibility. The feasibility study currently underway is a critical step in obtaining outside funding to bring the deposit to production and to complete Minefinders transformation from an exploration company into a gold and silver producer.

[PHOTOGRAPH OMITTED]

Exploring for new Deposits

Minefinders has announced an aggressive exploration schedule on several additional properties for 2003, including drill testing of several targets in the Northern Sonora area, step-out drilling at the La Bolsa Resource, and initial and follow-up drilling of three properties in Nevada. Exploration expenditures throughout the industry have been held to very low levels for the past several years due to challenging metals markets, leaving a relative vacuum of new deposits and increasing the value of new discoveries.

[GRAPH OF MFL SHARE PRICE, $CANADIAN OMITTED]

Maintaining Market Momentum

Minefinders has remained one of the top performers in the precious metals sector, and indeed one of the better performers in the broad stock markets as well, with a 50% increase in share price since the beginning of the year. Investors continue to notice the value of the Dolores deposit, the low cost of Minefinders shares relative to those of producing gold-silver companies, the potential for new discoveries at the Company's additional properties, and the excellent track record of exploration success and investor respect demonstrated by Minefinders management.

President's Letter

Our Company has continued to prosper through the first half of 2003. Minefinders obtained a listing on the prestigious American Stock Exchange as MFN in January of this year, a move designed to increase the liquidity and exposure of the Company to investors in the United States. In February, the Company completed an oversubscribed financing for $16.9 million, so Minefinders is fully funded to complete the final feasibility study and resource expansion work at Dolores and to invest in exploration on our other properties.

The gold market continues its upward trend, and the silver market is gaining strength as well. Minefinders, with its Dolores gold-silver project moving toward final feasibility and production, is uniquely positioned to take advantage of these market factors. Dolores is one of a very few feasibility-stage precious metals projects active in the world, and with the balance of gold and silver in the deposit, the value of the project improves along with the price of both metals.

The value of the project has also been augmented by the results of the interim resource calculation announced in June. The ongoing infill and stepout drill program at Dolores has increased overall resource at the project, while also upgrading portions of the resource from the inferred category to measured and indicated. The drill program is still underway, and recent results announced at the beginning of August are expected to continue to improve the resource base.

Feasibility work continues on the Dolores project, including additional infill drilling, metallurgical testwork, open pit and process design, and economic modeling. The objective of this work is to produce a complete bankable feasibility study suitable for obtaining financing to build a mine at Dolores. M3 Engineering and Technology Corp. are the lead engineers for this phase of the project.

Minefinders has also launched its 2003 exploration program on the Northern Sonora properties, where the La Bolsa Resource is slated for drilling, along with several other prospective targets. Drilling is currently underway and results will be announced as they become available. Three of our Nevada properties are also budgeted for drilling once we complete the work in North Sonora. We are excited to have the funding and opportunity to conduct exploration work on these outstanding grass-roots projects.

Keith A. Jones, recently general manager of the McCoy Cove Mine in Nevada, has joined Minefinders team as General Manager of Project Development, bringing with him extensive experience as a professional engineer overseeing all aspects of mining and process operations. Keith will be instrumental in helping the Company to optimize the Dolores mine plan and processing method, working closely with the Company's outside engineering and metallurgical consulting firms.

Minefinders has the personnel and expertise in place to execute all three parts of our corporate strategy moving forward: Advancement of the Dolores Project to Production, Exploration of new properties to find our next major deposit, and effective communication with our stakeholders to maintain market visibility and momentum.

/s/ "Mark H. Bailey"
Mark H. Bailey
President & CEO

[PHOTOGRAPH OMITTED]

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the quarter ended June 30, 2003 compared with the quarter ended June 30, 2002. For balance sheet items, comparisons are to the accounts as at December 31, 2002.

Introduction

The following discussion and analysis of the operating results and financial position of Minefinders Corporation Ltd. (the "Company") should be read in conjunction with the attached Consolidated Financial Statements of the Company and related Notes which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Policies and Note 1: Nature of Business in the accounts contained on pages 18 and 19 of the Annual Report for 2002), which differ in certain material respects from accounting principles generally accepted in the United States (US GAAP) (see Note 10). The Company's accounting policies and estimates used in the preparation of these financial statements are consistent with those used in the preparation of the annual financial statements and are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process. These statements are prepared by management without audit, except where noted.

Except for historical information contained in this discussion and analysis, disclosure statements are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such statements. The Company assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.

Business Conditions

The Company is primarily engaged in the exploration and development of mineral properties, principally precious metals. Its main asset is the Dolores deposit in Chihuahua, Mexico. A bankable feasibility study is currently in progress, the results of which will be the principal consideration in advancing the Company from exploration stage to production.

The Company does not have revenue except from interest earned on cash balances. It relies on equity financing to fund corporate expenses and exploration programs on its properties in Mexico and the United States. The general market for this activity, which includes related investor interest and opportunities to obtain funding, continued to be favourable in the second quarter of 2003. The price for gold appreciated from a low of $335 per ounce at the beginning of the second quarter to approximately $365, on August 15, 2003 and silver rose from $4.46 to $5.00 per ounce in that period. Although these trends appears positive, it is not possible to forecast ongoing gold price or volatility, which may have an impact on the outcome and recommendations of a feasibility study on the Dolores deposit or on future results from operations.

Operating Activities

The Company recorded an overall net loss for the quarter ended June 30, 2003 of $0.5 million ($0.02 per share) compared with $0.8 million ($0.03 per share) in the second quarter of 2002. Administration costs were in line with the corresponding quarter of 2002; higher interest income earned on cash balances was partially offset by foreign exchange adjustments.

Administration costs decreased from $681,018 in the second quarter of 2002 to $624,700 in 2003 due to several factors, the most significant being a decrease in consulting fees of $246,329 from 2002, when $250,500 was included as non-cash compensation relating to the issuance of share purchase options. There were no share purchase options allocated in the second quarter of 2003. Increased corporate relations expenditures were incurred to satisfy demands resulting from increased investor interest, including additional corporate information mailings and attendance at conferences. Higher shareholder reports and filing fees resulted from the Company's dual listing on the American Stock Exchange (AMEX) and the Toronto Stock Exchange (TSX). The Company listed on the AMEX in January, 2003.

Interest income increased to $338,636 in 2003 (2002 - $45,660) due to a higher treasury balance throughout the second quarter of 2003 compared with 2002, mainly as a result of a brokered private placement of shares for net proceeds of $16.9 million in the first quarter of 2003. The Company's financial instruments may include United States dollars and Mexican pesos, and certain expenditures are denominated in those currencies before being converted to Canadian dollars for reporting purposes. As a result of the exchange rates for the United States dollar weakening approximately 8.2% against the Canadian dollar during the second quarter of 2003 (14.6% for the first half), coupled with a 5% weakening of the Mexican peso in the quarter (14.4% for the first half) a foreign exchange loss of $166,864 was recorded, compared with a loss of $64,692 recorded in 2002. The Company does not engage in currency hedging activities at this time. There were no significant property write-downs in the period, nor in the comparable period in 2002. The Company will assess its work commitments in future periods, and in conjunction, evaluate the appropriateness of the carrying value of these exploration assets.

As the Company does not yet have any resource properties that qualify for capitalization under US GAAP, the primary effect of the US GAAP reconciliation is to increase the net loss and deficit for the quarter ended June 30, 2003 and 2002 by the amounts of the exploration expenses capitalized less write-offs under GAAP in each of those periods. For the purposes of US GAAP, these expenses have been charged to the Statement of Loss and Deficit in the period incurred (see Note 10).

Capital Resources and Liquidity

The Company's financial condition continued to be strong in the second quarter of 2003. At June 30, 2003 the Company had working capital of $21.7 million, compared with a balance at March 31, 2003 of $24.3 million, and $9.1 million as at December 31, 2002.

Financing was limited during the quarter; there was no private placement of common shares. The Company received $2436,250 (2002 - $1,259,925) upon the exercise of 101,250 (2002 - 738,000) share purchase options. No share purchase warrants were exercised during the quarter, although subsequent to June 30, 2003, 244,409 warrants were exercised for gross proceeds of $342,173. Receivables increased during the year, reflecting further accumulation of refundable Mexican sales tax on expenditures on the Dolores Property. The
Company is currently seeking to expedite recovery of these amounts owing. Payables increased from December 31, 2002 balances, reflecting high levels of activities at the Dolores Property.

In the second quarter of 2003, the Company substantially increased expenditures on its mineral properties to $2.3 million (2002 - $1.3 million) The 2002 expenditure included $676,350 in non-cash share option compensation; there was no non-cash share option compensation recorded in 2003. Drilling and assaying made up over $1.5 million of the quarterly expenditure (2000 - $0.2 million) and is being directed to fill in gaps in the database along the strike and at depth in the Dolores deposit, to convert inferred resources into the measured and indicated resource categories. Work on the feasibility study in the quarter proceeded on schedule, and included preparation of a new Dolores resource model which significantly increased measured and indicated and global gold resource, completing metallurgical studies, and conducting pit optimization and mine engineering work. Mexican governments, at all levels, continue to be supportive of the project. Expenditures in the second quarter of 2002 were substantially less than the latest quarter, as the Company had just recently raised $9.3 million in private placements and was preparing plans for additional work at Dolores.

Outlook

The Company is adequately funded to carry out its planned exploration and development programs for the remainder of 2003.

Current work on a bankable feasibility study to assess the Dolores deposit is expected to lead to a financing and mine development decision to bring the Dolores deposit into production. Under current market conditions, the Company expects that both debt and equity financing, in an optimal configuration, will be available to the Company if the feasibility study confirms that precious metals contained within the Dolores deposit can be economically extracted and all related permits are obtained. The Company continues to drill targets adjacent to the main zone of the Dolores deposit. On August 6, 2003, the Company announced additional drill results from the Dolores Project, which are expected to increase the measured and indicated gold and silver resources on the property.

On June 5, 2003, the Company announced a new drilling program for its Northern Sonora properties to test five separate projects located within the concessions. A total of $1.7 million has been budgeted for the completion of 100 to 125 drill holes. In addition, the Company will conduct work programs in Nevada which will involve initial and follow-up drilling on its Clear, Gutsy and Dottie properties. All exploration programs which have previously been announced are proceeding as planned at this time.

The Canadian dollar closed the quarter near US$0.74 = CDN$1.00 (as at December 31, 2002 - $0.637), close to its recent highs. Future financial prospects of the Company may be affected to some extent by this appreciation of the Canadian dollar against both the United States dollar and the Mexican peso. Should the Canadian dollar remain at this level or appreciate further, this is expected to have a positive near-term effect on development and operating costs, to the extent that such costs are incurred in lower-value U.S. dollars and Mexican pesos

Risks and Uncertainties

The Company is a mineral exploration and development company and as such is exposed to a number of risks and uncertainties that are common to other companies in the same business. The Company's financial success is subject to, among other things, fluctuations in metal prices and foreign exchange rates, which may affect current or future operating results, and may affect the economic value of its mineral resources. Its ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured, nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. The Company has not prepared a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. For a thorough analysis of the risks and uncertainties of the Company we refer you to the Annual Information Form, available through the Company's website or by contacting the Company.

/s/"Mark H. Bailey"
Mark H. Bailey
President and Chief Executive Officer

/s/"Jon Morda"
Jon Morda
Chief Financial Officer

CONSOLIDATED FINANCIAL STATEMENTS

                           Consolidated Balance Sheets
                         Expressed in Canadian Dollars

                                                                              June 30,     December 31, 2002
                                                                                  2003
                                                                  --------------------- ---------------------
Assets                                                                     (Unaudited)             (Audited)

Current
       Cash                                                                  $ 823,919          $ 2,231,785
       Short-term investments  (Note 4)                                     21,292,774            7,140,489
       Receivables                                                             813,566              535,752
       Prepaid expenses                                                         66,899              128,749
                                                                  --------------------- ---------------------
                                                                            22,997,158           10,036,775
Mineral properties and
       deferred exploration costs  (Note 5 )                                39,191,147           35,731,966

Capital assets  (Note 6)                                                       158,507              130,876
                                                                  --------------------- ---------------------
                                                                          $ 62,346,812         $ 45,899,617

Liabilities and Shareholders' Equity

Liabilities

Current
       Accounts payable and accrued liabilities                           $  1,256,976           $  896,188
                                                                  --------------------- ---------------------

Shareholders' equity
       Capital stock (Note 7)                                              74,433,853            56,792,773
       Contributed surplus (Note 9)                                         2,258,100             2,258,100
       Deficit                                                            (15,602,117)          (14,047,444)
                                                                  --------------------- ---------------------
                                                                           61,089,836            45,003,429
                                                                  --------------------- ---------------------
                                                                         $ 62,346,812          $ 45,899,617

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors:


/s/"James M. Dawson"
Director

/s/"Paul C. MacNeill"
Director

                   Consolidated Statements of Loss and Deficit
                          Expressed in Canadian Dollars

                                                                             For the Three Months Ended June 30
                                                                                        (Unaudited)

                                                                                    2003                   2002
                                                                    --------------------- ----------------------

Administrative costs

Accounting and auditing                                                       $  39,458               $  24,521
Amortization                                                                      3,548                   1,018
Consulting fees (Note 9)                                                         77,717                 324,046
Corporate relations                                                           151,0  52                  34,456
Legal                                                                            96,761                 129,230
Office services and expenses                                                     86,213                  61,340
Shareholder reports and filing fees                                             153,199                  43,729
Transfer agent fees                                                               4,809                  12,402
Travel                                                                           11,943                  50,276
                                                                    --------------------- ----------------------

                                                                                624,700                 681,018
Write-off of mineral properties and deferred
 exploration costs                                                               26,831                 138,755
                                                                    --------------------- ----------------------

Loss from operations                                                           (651,531)               (819,773)

Other items:
         Foreign exchange loss                                                 (166,864)                (64,692)
         Interest income                                                        338,636                  45,660
         Gain on sale of capital asset                                                -                   3,031
                                                                    --------------------- ----------------------

Net loss for the period                                                        (479,759)              (835,774)

Deficit, beginning of period                                                (15,122,358)           (11,624,601)

----------------------------------------------------------------------------------------------------------------
Deficit, end of period                                                    $ (15,602,117)         $ (12,460,375)

----------------------------------------------------------------------------------------------------------------
Loss per share - basic and diluted                                           $    (0.02)            $    (0.03)

----------------------------------------------------------------------------------------------------------------

Weighted average shares outstanding                                          31,274,190             25,844,886
----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                   Consolidated Statements of Loss and Deficit
                          Expressed in Canadian Dollars

                                                                               For the Six Months Ended June 30
                                                                                         (Unaudited)

                                                                                    2003                   2002
                                                                    --------------------- ----------------------

Administrative costs

Accounting and auditing                                                       $  91,143               $  46,295
Amortization                                                                      6,339                   1,802
Consulting fees and other compensation                                          146,509                 366,132
Corporate relations                                                             544,810                  90,803
Legal                                                                           265,322                 187,406
Office services and expenses                                                    178,688                 104,183
Shareholder reports and filing fees                                             287,009                  54,410
Transfer agent fees                                                              14,867                  21,030
Travel                                                                           56,049                  77,876
                                                                    --------------------- ----------------------

                                                                              1,590,736                 949,937
Write-off of mineral properties and deferred
 exploration costs                                                               61,509                 189,826
                                                                    --------------------- ----------------------

Loss from operations                                                         (1,652,245)             (1,139,763)

Other items:
         Foreign exchange loss                                                 (342,257)                (76,884)
         Interest income                                                        439,829                  46,743
         Gain of sale of capital asset                                               -                    3,031
                                                                    --------------------- ----------------------

Net loss for the period                                                      (1,554,673)             (1,166,873)

Deficit, beginning of period                                                (14,047,444)            (11,293,502)

----------------------------------------------------------------------------------------------------------------
Deficit, end of period                                                    $ (15,602,117)          $ (12,460,375)

----------------------------------------------------------------------------------------------------------------
Loss per share - basic and diluted                                  $             (0.05)  $               (0.05)

----------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding                                           30,679,871             23,117,548

----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                      Consolidated Statements of Cash Flows
                          Expressed in Canadian Dollars

                                                                              For the Three Months Ended June 30
                                                                                          (Unaudited)

                                                                                      2003                  2002
                                                                       -------------------- ---------------------

Cash flows from operating activities

Net loss for the period                                                        $ (479,759)           $ (835,774)
Items not involving cash
         Amortization                                                               3,548                 1,018
         Write off of mineral properties and deferred
              exploration costs                                                    26,831               138,755
         Gain on sale of capital asset                                                  -                (3,031)
         Stock option compensation (Note 9)                                             -               250,500

Net change in non-cash working capital balances
         Receivables                                                             (190,036)              (10,574)
         Prepaid expenses                                                          81,395                72,452
         Accounts payable and accrued liabilities                                 150,120               145,446
                                                                       -------------------- ---------------------

                                                                                 (407,901)             (241,208)
                                                                       -------------------- ---------------------

Cash flows from investing activities
         Mineral properties and exploration costs                              (1,998,901)             (651,036)
         Purchase of capital assets                                               (11,362)               (4,308)
         Redemption (purchase) of short term investments                          803,761            (9,041,257)
                                                                       -------------------- ---------------------

                                                                               (1,206,502)           (9,696,601)
                                                                       -------------------- ---------------------

Cash flows from financing activities
         Net proceeds on issuance of common shares                                243,710            10,816,940
         Proceeds on sale of capital asset                                              -                 5,352
                                                                       -------------------- ---------------------
                                                                                  243,710            10,822,292
                                                                       -------------------- ---------------------

(Decrease) increase in cash for the period                                     (1,370,693)             884,483

Cash,  beginning of period                                                      2,194,612              991,642
                                                                       -------------------- ---------------------

Cash, end of period                                                             $ 823,919         $  1,876,125

The accompanying notes are an integral part of these consolidated financial statements.

                      Consolidated Statements of Cash Flows
                          Expressed in Canadian Dollars

                                                                         For the Six Months Ended June 30
                                                                                  (Unaudited)

                                                                                  2003                  2002
                                                                  --------------------- ---------------------

Cash flows from operating activities

Net loss for the period                                                  $ (1,554,673)         $ (1,166,873)
Items not involving cash
       Amortization                                                             6,339                 1,802
       Write off of mineral properties and deferred
            exploration costs                                                  61,509               189,826
       Gain on sale of capital asset                                                -                (3,031)
       Stock option compensation (Note 9)                                           -               250,500

Net change in non-cash working capital balances
       Receivables                                                           (277,814)              (32,056)
       Prepaid expenses                                                        61,850                24,050
       Accounts payable and accrued liabilities                               170,120               290,526
                                                                  --------------------- ---------------------

                                                                           (1,532,669)             (445,256)
                                                                  --------------------- ---------------------

Cash flows from investing activities
       Mineral properties and exploration costs                            (3,314,701)             (942,435)
       Purchase of capital assets                                             (49,291)              (13,243)
       Purchase of short term investments                                 (14,152,285)           (9,041,257)
                                                                  --------------------- ---------------------

                                                                          (17,516,277)           (9,996,935)
                                                                  --------------------- ---------------------

Cash flows from financing activities
       Net proceeds on issuance of common shares                           17,641,080            11,837,828
       Proceeds on sale of capital asset                                            -                 5,352
                                                                  --------------------- ---------------------
                                                                           17,641,080            11,843,180
                                                                  --------------------- ---------------------


(Decrease) increase in cash for the period                                 (1,407,866)            1,400,989

Cash,  beginning of period                                                  2,231,785               475,136
                                                                  --------------------- ---------------------

Cash,  end of period                                                        $ 823,919          $  1,876,125

The accompanying notes are an integral part of these consolidated financial statements.

  Consolidated Statements of Mineral Properties and Deferred Exploration Costs
                          Expressed in Canadian Dollars

                                                                           For the Three Months Ended June 30
                                                                                      (Unaudited)

                                                                                   2003                2002
                                                                     ------------------- -------------------

Mineral properties                                                      $       53,154        $      37,920
                                                                     ------------------- -------------------

Exploration costs

Assaying                                                                        325,108              29,172
Amortization                                                                      7,661               3,799
Communication and delivery                                                       28,348              15,586
Drilling and trenching                                                        1,186,586             209,033
Environmental                                                                     5,801                 985
Geological data                                                                  37,533              20,959
Heavy equipment                                                                       -              10,073
Legal: mineral properties                                                         4,833                   -
Licences and recording fees                                                     104,622              39,322
Metallurgical                                                                    87,458                   -
Road building                                                                    20,359                   -
Supplies                                                                         53,548              36,493
Technical and professional services                                             345,553             225,821
Other non-cash professional services (Note 9)                                         -             676,350
Travel                                                                           41,051              25,672
                                                                     ------------------- -------------------
                                                                              2,248,461           1,293,265
                                                                     ------------------- -------------------
Mineral properties and deferred exploration
    costs during the period                                                   2,301,615           1,331,185

Balance, beginning of period                                                 36,916,363          30,355,154
Less: Write-off of mineral properties and deferred
          exploration costs                                                     (26,831)           (138,755)
                                                                     ------------------- -------------------

Balance, end of period                                                     $ 39,191,147        $ 31,547,584

The accompanying notes are an integral part of these consolidated financial statements.

  Consolidated Statements of Mineral Properties and Deferred Exploration Costs
                          Expressed in Canadian Dollars

                                                                          For the Six Months Ended June 30
                                                                                    (Unaudited)

                                                                                   2003                2002
                                                                     ------------------- -------------------

Mineral properties                                                      $       90,506       $      104,398
                                                                     ------------------- -------------------

Exploration costs

Assaying                                                                        464,918              86,424
Amortization                                                                     15,321               7,900
Communication and delivery                                                       48,061              29,879
Drilling and trenching                                                        1,670,982             237,997
Environmental                                                                     5,801                 985
Geological data                                                                  53,044              34,767
Heavy equipment                                                                       -              10,073
Legal: mineral properties                                                        10,635               8,567
Licences and recording fees                                                     182,640             205,516
Metallurgical                                                                   105,733                  -
Road building                                                                    20,359              39,090
Supplies                                                                         99,727              54,876
Technical and professional services                                             669,767             451,795
Other non-cash professional services (Note 9)                                        -              676,350
Travel                                                                           83,196              50,383
                                                                     ------------------- -------------------
                                                                              3,430,184           1,894,602
                                                                     ------------------- -------------------
Gross mineral properties and deferred exploration
   costs                                                                      3,520,690           1,999,000
Less: costs paid by joint venturer                                                   -             (372,314)
                                                                     ------------------- -------------------
Mineral properties and deferred exploration
    costs during the period                                                   3,520,690           1,626,686

Balance, beginning of period                                                 35,731,966          30,110,724
Less: Write-off of mineral properties and deferred
          exploration costs                                                    (61,509)            (189,826)
                                                                     ------------------- -------------------

Balance, end of period                                                     $ 39,191,147        $ 31,547,584

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1.   Basis of Presentation

     The financial statements included herein, presented in accordance with generally accepted accounting principles in Canada for interim financial statements and stated in Canadian dollars, have been prepared by the Company, without audit. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

     These statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained therein. These consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2002 and notes thereto included in the Company's Annual Report. The Company follows the same accounting principles in preparation of interim reports.

     Results of operations and mineral exploration activity for interim periods may not be indicative of annual results.

2.   Nature of Business

     These accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of the assets and the satisfaction of liabilities and commitments in the normal course of business. The continuation of the Company and the recoverability of the amount shown for mineral properties and deferred exploration costs is dependent upon the continuing financial support of shareholders or other investors and obtaining long-term financing to complete exploration and development.

3.   Segmented Information

     The Company has determined that it has one business segment, the exploration and development of mineral properties. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for the three and six months ended June 30, 2003 and 2002.

4.   Short-term Investments

     The balance consists of the principal and accrued interest on redeemable term deposits maturing on February 6, 2004 and March 31, 2004. Interest income is earned at prime less 2.1%.

5.   Mineral Properties and Deferred Exploration Costs


                                Mineral Properties   Deferred Exploration           June 30,      December 31,
                                                                    Costs               2003              2002
   Mexico
   Dolores Property                   $ 10,699,249           $ 21,140,681       $ 31,839,930      $ 28,777,029
   Northern Sonora                         270,790              2,850,654          3,121,444         3,096,109
   La Reserva/El Correo                     77,961              1,942,724          2,020,685         1,954,868
   Other                                    76,967                999,359          1,076,326           790,862
                               -------------------- ---------------------- ------------------ -----------------
                                        11,124,967             26,933,418         38,058,385        34,618,868
   United States
   Nevada Properties                       306,913                825,849          1,132,762         1,113,098
                               -------------------- ---------------------- ------------------ -----------------

                                      $ 11,431,880           $ 27,759,267       $ 39,191,147      $ 35,731,966

6.   Capital Assets

                                                                                     Net Book Value
                                                              Accumulated         June 30,        December 31,
                                              Cost           Amortization             2003                2002
                                ------------------- ---------------------- ---------------- -------------------
   Exploration equipment                  $ 43,474               $ 30,301         $ 13,173            $ 14,637
   Office furniture and
      equipment                            168,895                 86,070           82,825              42,699
   Vehicles                                279,528                217,019           62,509              73,540
                                          $491,897              $ 333,390         $158,507            $130,876

     Capital assets of the company are segmented by geographical area as follows:

                                                                       June 30,  2003    December 31, 2002
                                                                ---------------------- --------------------
           Mexico                                                             $38,016             $ 43,983
           United States                                                       50,680               54,546
           Canada                                                              69,811               32,347
                                                                ---------------------- --------------------
                                                                             $158,507             $130,876

7.   Capital Stock

      Authorized:         Unlimited common shares, no par value
      Issued:             Common shares


                                                                             Issued                    Amount
                                                               --------------------- -------------------------

      Balance, January 1, 2003                                           28,411,737              $ 56,792,773

      Issued:

      For cash - private placement (net of issue

         costs of $ 1,184,993)                                            2,587,500                16,927,507

      Exercise of warrants                                                  108,695                   152,173

      Exercise of stock options                                             210,750                   561,400
                                                               --------------------- -------------------------

      Balance, June 30, 2003                                             31,318,682              $ 74,433,853


      At June 30, 2003, the following stock options were outstanding:

                   -------------------- ---------------------------- -----------------------------------------
                                Number               Exercise Price                               Expiry Date
                   -------------------- ---------------------------- -----------------------------------------

                               133,750                       $ 1.40                             July 16, 2003

                               277,500                       $ 1.25                         December 22, 2003

                               285,000                       $ 1.10                             June 19, 2005

                                40,000                        $1.05                          December 7, 2005

                               270,000                       $ 1.50                          November 7, 2006

                               642,500                       $ 3.30                            April 17, 2007

                             1,010,000                       $ 6.45                         December 23, 2007
                   -------------------- ---------------------------- -----------------------------------------

                             2,658,750

      Subsequent to June 30, 2003, 180,750 options were exercised at a weighted average price of $2.08 for gross proceeds of $367,300. The Company also granted 25,000 options which vested immediately and 25,000 to vest in six months.


      At June 30, 2003, the following warrants were outstanding:

                ----------------------- --------------------------- ------------------------------------------
                                Number              Exercise Price                                Expiry Date
                ----------------------- --------------------------- ------------------------------------------

                                25,200                      $ 1.40                            August 30, 2003

                               219,209                      $ 1.40                         September 26, 2003
                ----------------------- --------------------------- ------------------------------------------

                               244,409


     Subsequent to June 30, 2003, all the outstanding warrants were exercised for gross proceeds of $342,173.

8.   Related Party Transactions

     Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

     a) The Company was charged for administrative and geological services by a director and an officer for $ 89,130 for the three months ended June 30, 2003 (2002 - $73,571); $185,601 for the six months ended June 30,
          2003 (2002 - $156,106).

     b) The Company was charged for legal services by a director (in the prior year, by a law firm in which a director was a partner). The cost of these services was $54,700 for the three months ended June 30, 2003 (2002 - $88,040); $134,900 for the six months ended June 30, 2003
          (2002 - $122,100).

     Transactions with related parties were in the normal course of operations and were measured at the exchange value (the amount of consideration established and agreed to by the related parties).

9.   Stock-Based Compensation

     The Company accounts for all stock-based compensation issued to non-employees. Compensation expense to non-employees is deter-mined using the Black-Scholes option pricing model. During the period ended June 30, 2003, there were no stock options granted. For the same period in 2002, the Company expensed $250,500 compensation costs for stock options granted to non-employees and capitalized $676,350 to mineral properties and deferred exploration costs. The combined amount of $926,850 was credited to contributed surplus.

10.  United States Generally Accepted Accounting Principles

     The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles differ in some respects from United States generally accepted accounting principles ("US GAAP"). The effect of such differences on the Company's consolidated financial statements is set out below:

     a) Mineral Exploration Expenditures: Under Canadian GAAP expenditures on specific properties are capitalized until such time as either economically unrecoverable reserves are established or the properties are sold or abandoned. US GAAP requires that mineral exploration expenditures be charged to the Statement of Loss and Deficit in the period incurred. Accordingly, for US GAAP, all mineral exploration expenditures incurred to date would be charged to the Statement of Loss and Deficit.

The impact of the above on the financial statements is as follows:

                                                 For the three months ended June 30       For the six months ended June 30
                                                            2003                  2002            2003                  2002
                                               ------------------ --------------------- --------------- ---------------------
Net loss per Canadian GAAP                            ($479,759)            ($835,774)    ($1,554,673)          ($1,166,873)
Adjustments related to:
    Mineral exploration expenses                     (2,274,784)           (1,192,430)     (3,459,181)           (1,436,860)
                                               ------------------ --------------------- --------------- ---------------------
Net loss per US GAAP                                ($2,754,543)          ($2,028,204)    ($5,013,854)          ($2,603,733)
                                               ------------------ --------------------- --------------- ---------------------
Loss per share per US GAAP
   Basic and diluted                                     ($0.09)               ($0.08)         ($0.16)               ($0.11)
                                               ------------------ --------------------- --------------- ---------------------
                                                 June 30, 2003       December 31, 2002
                                               ------------------ ---------------------
Shareholders' equity per Canadian GAAP              $61,089,836          $ 45,003,429
Adjustments related to:
   Mineral exploration expenses                     (39,191,147)          (35,731,966)
                                               ------------------ ---------------------
Shareholders' equity per US GAAP                    $21,898,689           $ 9,271,463
                                               ------------------ ---------------------

                             [COMPANY LOGO OMITTED]
                          MINEFINDERS CORPORATION LTD.

                          2288 - 1177 W. HASTINGS ST.
                                 VANCOUVER, BC
                                 CANADA V6E 2K3

                              INVESTOR RELATIONS:
                            (866) 687-6263 TOLL-FREE
                              WWW.MINEFINDERS.COM

                      PRINTED IN CANADA BY BENWELL ATKINS
                              DESIGN BY DRAGONFLY

August 28, 2003

To the following Securities Commissions:

BC Securities Commission
Alberta Securities Commision
Saskatchewan Securities Commission
Manitoba Securites Commission
Ontario Securities Commission
Quebec Securities Commission
and
Toronto Stock Exchange

Dear Sir:

Re: Minefinders Corporation Ltd

We confirm that the 2nd Quarter 2003 Interim Report to Shareholders was sent by prepaid mail to all Supplemental Card Shareholders in accordance with Canadian Securities Administrators' National Instrument 54-101 regarding communication with beneficial owners of securities of the reporting issuer, this day August 28, 2003.

Very truly yours,
Benwell Atkins Moore Wallace Corporation


/s/"Chris Brydon"

Chris Brydon
Senior Account Director

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 Minefinders Corporation Ltd.
                                                 (Registrant)

Date     August 29, 2003                By:      /S/"Paul C. MacNeill"
         ------------------                      -------------------------------
                                                 (Print) Name:  Paul C. MacNeill
                                                 Title:   Director